Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

This 425 filing relates to a press release issued by Biomira Inc. on October 24, 2007, announcing the pre-clinical data for two of its targeted anti-cancer drug candidates.

The press release is for informational purposes only and does not constitute an offer to sell, or an invitation of an offer to buy, any securities of Biomira Inc. or Oncothyreon Inc.  Nor does this press release constitute an attempt to solicit a proxy with respect to any of the matters described herein, from any shareholder or stockholder of Biomira Inc. or Oncothyreon Inc.  Any such offer or proxy solicitation will be made, if at all, only pursuant to the definitive proxy statement/prospectus contained in the Form S-4 as filed with the SEC and SEDAR.  Shareholders are urged to read the preliminary prospectus/proxy statement on Form S-4 and Amendment No. 1 to Form S-4 because it contains important information.  Shareholders will be able to obtain a free copy of the Form S-4. Amendment No. 1 to Form S-4 and any additional documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com.  In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 — 94 St. Edmonton, AB, Canada  T6N 1H1  Attn: Investor Relations, telephone: (780) 450-3761, ext. 818; or Oncothyreon Investor Relations Department at Oncothyreon Inc., 110-110th Avenue NE, Suite 685, Bellevue, WA 98004; Attn: Investor Relations, telephone (425) 450-0370.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4 as described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC on September 12, 2007 and September 27, 2007 (and thereafter on SEDAR), as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4, and when and if it becomes available, the definitive proxy statement/prospectus.

NEW DATA MAY HELP GUIDE THE CLINICAL DEVELOPMENT OF
BIOMIRA’S PX-478 AND PX-866

Edmonton, Alberta— October 24, 2007 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that preclinical data for its targeted anti-cancer drug candidates PX-478 and PX-866 were presented in a poster session yesterday at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, which is being held October 22-26 in San Francisco.  The data may help to guide future clinical studies of these innovative small molecule compounds. A Phase 1 trial of PX-478 in patients with advanced metastatic cancers is in progress.  Biomira expects to file an Investigational New Drug application for PX-866 early in 2008.

The PX-478 data (Abstract #284) provide insight into how and under what conditions the compound inhibits the activity of its target, the transcription factor hypoxia-inducible factor-1alpha (HIF-1 alpha). PX-478 works by a unique mechanism, decreasing both HIF-1 alpha gene expression and protein synthesis. This leads to a significant reduction in the amount and activity of HIF-1 alpha in the tumor. The results show that PX-478 is highly specific for HIF-1 alpha and does not inhibit the levels of any of the other proteins tested. Additionally, this inhibitory effect is independent of the tumor suppressor genes VHL and p53, genes that may significantly impact how cancer cells respond to a variety of therapeutic interventions.

“Hypoxia is a feature of many solid tumors and HIF-1 alpha is the tumor’s primary survival response to this stress,” said Dr. Garth Powis, Director, Center for Targeted Therapy, MD Anderson Cancer Center, Houston, Texas, and senior author of the abstract. “Inhibiting both transcription and translation is a double hit that dramatically decreases the activity of HIF-1 alpha, which regulates numerous pro-cancer pathways. That this reduction in HIF-1α activity occurs in cells regardless of oxygenation, p53 and VHL status suggests that PX-478 may have clinical activity in diverse cancers. The elucidation of the mechanisms by which PX-478 inhibits HIF-1 alpha confirms the compound’s specificity and may aid the direction of the clinical program with respect to identifying specific cancer indications and potential combination regimens for this promising agent.”

A second poster reported data from preclinical studies of PX-866, a small molecule inhibitor of phosphatidylinositol-3-kinase (PI-3 kinase) (Abstract #257). These studies evaluated mutations in several cancer-related genes that could be predictive of response to PX-866 in animal tumor models.  In a range of different tumor types, response to PX-866 correlated with wildtype Ras, while mutations in Ras were associated with PX-866 resistance. These results suggest that selecting for patient Ras status could improve the clinical benefit of PX 866.

Dr. Powis noted, “Biomarkers that are predictive of response to particular therapies are playing an increasingly significant role in optimizing cancer treatment for individual patients.  The PX-866 biomarker data suggest that it may be possible to identify those patients most likely to respond to the agent.  These data also provide insight into how we could combine PX-866 with other agents based on the molecular profiles of specific cancers.  Together, this knowledge may help to speed the clinical development of this promising new PI-3 kinase inhibitor”

Both posters will be available later today on the Biomira website, www.biomira.com.

About PX-478

PX-478 is a potent inhibitor of HIF-1 alpha, a protein target whose levels are elevated in a wide range of tumors. The protein is a key factor in the response of a cancer cell to hypoxia (lack of oxygen), including the angiogenic cascade that allows tumors to establish new blood vessels essential to their survival and growth. Inhibition of angiogenesis is a validated approach to treating cancer.

In preclinical studies, PX-478 demonstrated marked antitumor activity when delivered orally, showing tumor regression and long growth delay, both of which correlated to the HIF-1 alpha levels of the tumor models. The wide variety of models that showed sensitivity to PX-478 presents a large potential market for this product candidate. The ability to combine PX-478 with radiation therapy may further expand the opportunities for this novel compound.

About PX-866

PX-866 is an irreversible inhibitor of the phosphatidylinositol-3-kinase (PI3 kinase)/PTEN/AKT pathway, an important survival signaling pathway that is activated in many types of human cancer especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation, inhibition of apoptosis (programmed cell death) and resistance to antitumor therapy. In preclinical studies, PX-866 has been shown to induce prolonged inhibition of tumor PI3 kinase signaling following both oral and intravenous administration. The compound also has been shown to have good in vivo anti-tumor activity in tumor models of human colon, pancreatic, breast, ovarian, prostate and lung cancer, as well as intracranial glioblastoma.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward-Looking Statements

This press release contains forward-looking statements, including, without limitation, statements related to the pre-clinical and clinical development of PX-478 and PX-866; the therapeutic and commercial potential of PX-478 and PX-866; the filing of an investigational new drug application for PX-866 and the timing thereof; and future clinical development plans. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes”, “anticipates”, “plans”, “expects”, “will”, “intends”, “potential”, “possible” and similar expressions are intended to identify forward-looking statements. These forward-looking statements express Biomira’s current expectations, intentions, plans and forecasts of future events based on our experience and our assessment. Forward-looking statements involve risks and uncertainties. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting relevance of pre-clinical data to the subsequent clinical development of PX-478 and PX-866; the clinical development of PX-478 and PX-866; the therapeutic and commercial potential of PX-478 and PX-866; the filing of an investigational new drug application for PX-866 and the timing thereof; and future clinical development plans. There can be no guarantee that the results of earlier trials will be predictive of either safety or efficacy in future trials. Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investor and Media Relations Contact:
Julie Rathbun
Rathbun Communications
(206) 769-9219
ir@biomira.com